Giovanni Caruso	Direct	212.407.4866
Partner	Main	212.407.4000
345 Park Avenue	Fax	212.937.3943
New York, NY 10154	gcaruso@loeb.com

Via Edgar

May 10, 2021

Mr. Timothy Collins

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mountain Crest Acquisition Corp. III Registration Statement on Form S-1 Submitted April 27, 2021 CIK No. 0001853775

Dear Mr. Collins:

On behalf of our client, Mountain Crest Acquisition Corp. III (the “Company”), we hereby provide a response to the comments issued in a letter dated May 7, 2021 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1. Contemporaneously, an amended Registration Statement on Form S-1 is being submitted publicly to accompany this response letter (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Timothy Collins May 10, 2021 Page 2

Registration Statement on Form S-1 filed on April 27, 2021

Financial Statements

Notes to Financial Statements

Note 6-Stockholder's Equity, page F-13

1.	We note your disclosure here that you are authorized to issue 5,000,000 shares of common stock with a par value of $0.0001 per share. We also note similar disclosures on the Balance Sheet, page F-3 and Capitalization Table, page 43. However, Paragraph 5 of Exhibit 3.2, Amended and Restated Certificate of Incorporation, indicates you are authorized to issue 30,000,000 shares of common stock, $0.0001 par value. Please revise or advise.

Response: The Company’s Certificate of Incorporation currently in effect, which was filed with the Secretary of State of Delaware on March 2, 2021, authorizes the Company to issue 5,000,000 shares of common stock with a par value of $0.0001 per share. The Company’s Form of Amended and Restated Certificate of Incorporation, which was submitted as Exhibit 3.2 with the Registration Statement on Form S-1 filed on April 27, 2021, will be filed with the Secretary of State of Delaware on the effective date of the registration statement, as described under the section entitled “Description of Securities” beginning on page 74 of the Amended S-1. Relevant disclosures in the Amended S-1 have been revised to clarify that the Amended and Restated Certificate of Incorporation will be filed on the effective date of the Amended S-1.

General

2.	Your amended and restated certificate of incorporation provides that "unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the GCL or this Amended and Restated Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, (a) any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction, and (b) any action or claim arising under the Exchange Act or Securities Act of 1933, as amended." Please revise your registration statement to include disclosure related to this exclusive forum provision.

Response: The Company revised the disclosures on pages 18, 32, and 76 of the Amended S-1 accordingly to include disclosures related to the exclusive forum provision.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations